[Lehman Brothers Holdings Inc. Letterhead]

June 7, 2006

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Application for Withdrawal of Amendment No. 1 to Registration Statement on Form S-3/A (File No. 333-134553)

Ladies and Gentlemen:

        Reference is made to the above-captioned Amendment No. 1 ("Amendment No. 1") to the registration statement on Form S-3/A filed on June 5, 2006 by Lehman Brothers Holdings Inc., Lehman Brothers Holdings Capital Trust VII, Lehman Brothers Holdings Capital Trust VIII, Lehman Brothers Holdings Capital Trust IX, Lehman Brothers Holdings Capital Trust X and Lehman Brothers Holdings Capital Trust XI (collectively, the "Registrants"). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrants hereby request the withdrawal of Amendment No. 1.

        This withdrawal is requested by the Registrants because Amendment No. 1 was inadvertently filed on Form S-3/A rather than on Form POSASR. Concurrently with this withdrawal, the Registrants will file a post-effective amendment on Form POSASR to the Registrants' registration statement on Form S-3 (File No. 333-134553).

        If you have any questions regarding this, please do not hesitate to contact me at (212) 526-0577 or Andrew Keller at (212) 455-3577 of Simpson Thacher & Bartlett LLP.

Very truly yours,
Lehman Brothers Holdings Inc.
By:	/s/ BARRETT S. DIPAOLO
Name:	Barrett S. DiPaolo
Title:	Vice President

Lehman Brothers Holdings Capital Trust VII
Lehman Brothers Holdings Capital Trust VIII
Lehman Brothers Holdings Capital Trust IX
Lehman Brothers Holdings Capital Trust X
Lehman Brothers Holdings Capital Trust XI
*
Name:	Barrett S. DiPaolo
Title:	Trustee
*
Name:	Jeffrey A. Welikson
Title:	Trustee
*By:	/s/ JAMES J. KILLERLANE III
Name:	James J. Killerlane III
Title:	Attorney-in-fact